Exhibit 99.1

Catalyst Paper reaches agreement on term loan to refinance Senior Secured Floating Rate Notes

RICHMOND, BC, March 10, 2014 /CNW/ - Catalyst Paper (TSX:CYT) announced today that it has entered into a commitment letter with a Canadian chartered bank for a CDN $20 million term loan ("Term Loan") maturing on July 31, 2017. The Term Loan will be used to retire the remaining US$19.4 million of outstanding Senior Secured Floating Rate Notes due 2016 ("Floating Rate Notes").

The transaction has the requisite approval of holders of Catalyst's PIK Toggle Senior Secured Notes due 2017 ("2017 Notes").

The Term Loan will be provided by the lenders who participate in Catalyst's asset based loan facility and will be secured by a charge on the assets of Catalyst and its subsidiaries that secures the 2017 Notes. The charge will rank senior to the charge securing the 2017 Notes. The Term Loan can be prepaid in whole or in part at any time without premium. The Term Loan is subject to completion of documentation and certain other conditions.

"The new Term Loan replaces the high interest rate under the Floating Rate Notes with a commercial interest rate and provides the company with greater flexibility," said Joe Nemeth, President and Chief Executive Officer.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement
Certain matters in this news release, including statements with respect to completion of the Term Loan, repayment of the Floating Rate Notes and anticipated cost savings are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to the satisfaction of certain conditions and future economic conditions, as well as other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2013 available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice-President, Finance & CFO
604-247-4710

CO: Catalyst Paper Corporation

CNW 16:57e 10-MAR-14